

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 6, 2016

<u>Via E-mail</u>
Mr. Paul W. Graves
Executive Vice President and Chief Financial Officer
FMC Corporation
1735 Market Street
Philadelphia, PA 19103

   RE: **FMC Corporation**
      Form 10-K for the Year Ended December 31, 2015
      Filed February 26, 2016
      Definitive Proxy Statement on Schedule 14A
      Filed March 18, 2016
      File No. 1-2376

Dear Mr. Graves:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2015</u>

<u>Item 4. Mine Safety Disclosures, page 17</u>

1. We note your disclosure on page 16 that you operate mines in nineteen countries. As such, please tell us what consideration you gave to presenting the disclosures required by Item 104 of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22</u>

2.   We note the expectations included on page 26 and the reference to some of the impacts
        on your financials (weather events, elevated channel inventory levels, reduced income of
        farmers); however, your MD&A does not appear to address these impacts in any detail.
        For example, we note during your fourth quarter earnings call, you refer to weather
        events in some of your markets or changes in pest pressure which have impacted your
        inventory levels, extraction ability, and pricing. Similarly, in your fourth quarter earnings
        call, you mention that sales in Argentina continue to be impacted by delay in receiving
        import licenses for formulated products but this is not mentioned in your 10-K. In future
        filings, please include more detail with regard to the impact, where material, of events on
        your business activities and financial results. In addition, disclose any trends you have
        observed with regard to these events.

3.   Similarly, consider revising your risk factors in future filings to address the specific risks
        and the potential impact of those risks on the business (e.g. specific weather conditions
        that result in a change in pest pressure that impacts inventory and sales).

<u>Adjusted Earnings Reconciliation, page 25</u>

4.   You disclose that you tax effect the adjustments to net income without a clear explanation
        for how the tax effect is calculated, which is inconsistent with the updated Compliance
        and Disclosure Interpretations issued on May 17, 2016. Please review this guidance
        when preparing your next periodic report.

<u>Item 8. Financial Statements and Supplementary Data, page 44</u>

<u>Note 3: Acquisitions, page 57</u>

5.   Please disclose in future filings the amounts of revenue and earnings of Cheminova A/S
        since the acquisition date of April 21, 2015 that is included in your statements of income.
        Refer to ASC 805-10-50-2(h)(1).

<u>Note 13: Pension and Other Postretirement Benefits, page 77</u>

6.   You disclose on page 41 that you changed the method you used to estimate the service
        cost and interest cost components of net periodic benefit cost for your U.S. defined
        benefit pension plans. In future filings please expand your disclosures related to
        accounting policy elections to quantify the service period of your employees over which
        you amortize actuarial gains and losses and clarify if you employ a corridor. In addition,
        please tell us and disclose in future filings the expected impact of changing from a single
        weighted average discount rate to a spot rate approach on the components of net periodic
        benefit cost for 2016. See ASC 250-10-50-4.

Schedule 14A filed March 18, 2016

Executive Compensation Tables, page 30

7.   We note your disclosure in footnote 5 regarding the special equity award granted to the CEO by the Board of Directors; however, your compensation discussion and analysis does not appear to include the Board's rationale for this significant award. In future filings, please address any material changes to compensation in your discussion and analysis. Ensure that you provide appropriate context for these changes, particularly in light of any other discussion regarding benchmarking compensation to your peer group, and the significance of the resulting increase in total compensation to any named executive officer.

2015 Target Compensation vs. Realizable Compensation, page 28

8.   The table presents CEO compensation and claims it "clearly illustrates that pay and performance are aligned. Realizable pay is substantially lower for NEOs when financial and stock price performance is down." However, as noted but not quantified by footnote, the table does not include the special equity award to the CEO. The materiality of this award significantly changes CEO compensation from less than the realizable pay amount to more than the realizable pay amount. In future filings, please incorporate such awards into the CEO's compensation and ensure the narrative around this table reconciles the compensation of the CEO with the financial and stock price performance of the Company. In addition, please include the 50th percentile of CEO compensation for your peer group in the graph to support your benchmarking disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale, Staff Attorney, at (202) 551-3464 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction